Filed Pursuant to Rule 424(b)(5)
Registration No. 333-194075

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 14, 2014)

Common Units

Representing Limited Partner Interests

Having an Aggregate Offering Price of Up to

$250,000,000

This prospectus supplement and the accompanying prospectus relate to the offer and sale from time to time of common units representing limited partner interests of Atlas Pipeline Partners, L.P. having an aggregate offering price of up to $250,000,000. The common units to which this prospectus supplement and the accompanying prospectus relate will be offered over a period of time and from time to time through Citigroup Global Markets Inc., Wells Fargo Securities, LLC or MLV & Co. LLC, as our sales agents (collectively, the “Sales Agents”), in accordance with the terms of an equity distribution agreement we have entered into with them and that we have filed with the Securities and Exchange Commission (the “SEC”) on a current report on Form 8-K.

Subject to the terms and conditions of the equity distribution agreement, the Sales Agents are not required to sell any specific number or dollar amount of the common units offered by this prospectus supplement, but will use reasonable efforts, consistent with normal trading and sales practices, to sell such units. Such sales will be at market prices prevailing at the time of the sale. There is no specific date on which the offering will end; there are no minimum purchase requirements; and there are no arrangements to place the proceeds of the offering in an escrow, trust or similar account.

Under the terms of the equity distribution agreement, we also may sell common units to one or more Sales Agents as principal for their own account at a price agreed upon at the time of the sale. If we sell common units to a Sales Agent as principal, we will enter into a separate agreement with such Sales Agent and we will describe that agreement in a separate prospectus supplement.

In connection with the sale of the common units on our behalf, the Sales Agents will be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to the Sales Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agents against certain liabilities, including civil liabilities under the Securities Act.

Our common units trade on the New York Stock Exchange (“NYSE”) under the symbol “APL.” On May 13, 2014, the last reported sale price of our common units on the NYSE was $32.09 per unit. Sales of common units under this prospectus supplement and the accompanying prospectus, if any, will be made by means of ordinary brokers’ transactions through the facilities of the NYSE at market prices, in block transactions or as otherwise agreed between us and the Sales Agent.

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risks relating to investing in our common units and each of the risk factors described under “Risk Factors” on page S-5 of this prospectus supplement and on page 1 of the accompanying prospectus before you make an investment in our securities.

The equity distribution agreement establishes that the compensation of the Sales Agents for sales of units will be at a fixed commission rate of up to 2.0% of the gross sales price per common unit. The net proceeds from any sales will be used as described under “Use of Proceeds” in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	Wells Fargo Securities	MLV & Co.

May 14, 2014

PROSPECTUS SUPPLEMENT

PROSPECTUS

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus or in any supplement is accurate as of any date other than the date on the front cover of those documents. You should not assume that the information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus or in any supplement is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus.

We are not making an offer to sell our common units in any jurisdiction where the offer is not permitted.

The information in this prospectus supplement and the accompanying prospectus is not complete. You should carefully read this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, before you invest, as those documents contain information you should consider in making your investment decision.

None of Atlas Pipeline Partners, L.P., Citigroup Global Markets Inc., Wells Fargo Securities, LLC or MLV & Co. LLC or any of their respective representatives is making any representation to your regarding the legality of an investment in our common units by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in the common units.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

To the extent any inconsistency or conflict exists between (i) the information included in or incorporated by reference into this prospectus supplement, and (ii) the information included in or incorporated by reference into the accompanying prospectus, the information included in or incorporated by reference into this prospectus supplement updates and supersedes the information included in or incorporated by reference into the accompanying prospectus. In addition, any statement in a filing that we make with the SEC that adds to, updates or changes information contained in an earlier filing that we made with the SEC shall be deemed to modify and supersede such information in the earlier filing.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain sections of this prospectus supplement and the accompanying prospectus contain statements reflecting our views about our future performance and constitute “forward-looking statements.” We and our representatives may, from time to time, make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to security holders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of us or any subsidiary, events or developments that we expect or anticipates would occur in the future are forward-looking statements.

These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward-looking statements. Readers should consider the various factors, including those discussed in our Annual Report on Form 10-K for the year ended December 31, 2013 under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Critical Accounting Policies and Estimates,” as well as the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, on file with the SEC, for additional factors that may affect our performance. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read carefully the entire prospectus supplement and the accompanying prospectus, the documents incorporated by reference herein and therein and the other documents to which we refer herein and therein for a more complete understanding of this offering.

Please read “Risk Factors” on page S-5 of this prospectus supplement, on page 1 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013, and in our subsequent filings with the SEC, each of which is incorporated by reference herein, for information regarding risks you should consider before investing in our common units.

For purposes of this prospectus supplement, unless the context clearly indicates otherwise, references to the “Partnership,” “we,” “us,” “our” and similar terms refer to Atlas Pipeline Partners, L.P. and its subsidiaries. References to our “general partner” mean Atlas Pipeline Partners GP, LLC.

The Partnership

We are a publicly-traded Delaware limited partnership formed in 1999 whose common units are listed on the NYSE under the symbol “APL.” We are a leading provider of natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States and in the Eagle Ford Shale play in south Texas; a provider of natural gas gathering services in the Appalachian Basin in the northeastern region of the United States; and a provider of NGL transportation services in the southwestern region of the United States.

We conduct our business in the midstream segment of the natural gas industry through two reportable segments: Gathering and Processing; and Transportation, Treating and Other, which we refer to as Transportation and Treating.

Our Gathering and Processing segment consists of (1) natural gas gathering, processing and treating assets servicing drilling activity in the Anadarko, Arkoma and Permian Basins and the Eagle Ford Shale play in south Texas; (2) natural gas gathering assets located in the Barnett Shale play in Texas and the Appalachian Basin in Tennessee; and (3) through the year ended December 31, 2011, the revenues and gain on sale related to our former 49% interest in Laurel Mountain Midstream, LLC. Gathering and Processing revenues are primarily derived from the sale of residue gas and NGLs and the gathering and processing of natural gas.

Our Transportation and Treating segment consists of our gas treating operations in which we own seventeen gas treating facilities used to provide contract treating services to natural gas producers located in Arkansas, Louisiana, Oklahoma and Texas. The gas treating operations are located in various shale plays including the Avalon, Eagle Ford, Granite Wash, Haynesville, Fayetteville and Woodford.

Our Organizational Structure

We conduct our operations through, and our operating assets are owned by, our subsidiaries. Our general partner has sole responsibility for conducting our business and managing our operations. Our general partner does not receive any management fee or other compensation in connection with its management of our business apart from its general partner interest and incentive distribution rights, but it is reimbursed for direct and indirect expenses incurred on our behalf. Our executive offices are located at Park Place Corporate Center One, 1000

Commerce Drive, Suite 400, Pittsburgh, Pennsylvania 15275, and our telephone number at that address is (877) 950-7473. Our website address is www.atlaspipeline.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus and you should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus when making a decision as to whether or not to invest in us.

THE OFFERING

Issuer	Atlas Pipeline Partners, L.P.

Units Offered	Common units having an aggregate offering price of up to $250,000,000. For a description of our common units, please read “Our Partnership Agreement” in the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering, including our general partner’s proportionate capital contribution, after deducting the Sales Agents’ commission and our offering expenses, for general partnership purposes, which may include, among other things, repayment of indebtedness, acquisitions, capital expenditures and additions to working capital. Amounts repaid under our revolving credit facility may be reborrowed to fund our ongoing capital program, potential future acquisitions or for general partnership purposes. Please read “Use of Proceeds.”

Exchange Listing	Our common units are traded on the NYSE under the symbol “APL.”

Conflicts of Interest	Affiliates of Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, are lenders under our revolving credit facility. To the extent we use proceeds from this offering to repay indebtedness under our credit facility, such affiliates may receive proceeds from this offering. Please read “Plan of Distribution” in this prospectus supplement for further information.

Risk Factors	There are risks associated with this offering and our business. You should consider carefully the risk factors on page S-5 of this prospectus supplement and on page 1 of the accompanying prospectus and the other risks identified in the documents incorporated by reference herein, as well as the other cautionary statements included in this prospectus supplement, before making a decision to purchase common units in this offering.

Tax considerations	The U.S. federal income tax consequences of owning and disposing of our common units are summarized under the heading “U.S. Federal Income Tax Considerations” in this prospectus supplement and under the heading “Tax Considerations” in the accompanying prospectus.

RISK FACTORS

An investment in our common units involves risk. Before you decide whether to purchase any of our common units, in addition to the other information, documents or reports included or incorporated by reference into this prospectus supplement and the accompanying prospectus or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by us subsequent to such Annual Report on Form 10-K, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended (“the Exchange Act”). For more information, see the section of this prospectus supplement entitled “Where You Can Find More Information.” These risks could materially and adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov or at our website at www.atlaspipelinepartners.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and all documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and will automatically update and supersede this information.

We are incorporating by reference the following documents that we have previously filed with the SEC, other than any portions of the respective filings that were furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules, rather than filed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

•	our Current Reports on Form 8-K filed on March 11, 2014, March 17, 2014 and May 13, 2014;

•	our Current Reports on Form 8-K/A filed on July 18, 2013 and February 21, 2014; and

•

the description of our common units contained in the Registration Statement on Form 8-A/A filed on May 10, 2004, including any amendment or report filed for the purpose of updating, changing or otherwise modifying such description.

You may request a copy of any document incorporated by reference in this prospectus supplement and the accompanying prospectus without charge by writing or calling us at:

Atlas Pipeline Partners

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275-1011

(877) 280-2857

Attn: Brian Begley

Except as set forth herein, information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds of this offering, including our general partner’s proportionate capital contribution, after deducting the Sales Agents’ commission and our offering expenses, for general partnership purposes, which may include, among other things, repayment of indebtedness, acquisitions, capital expenditures and additions to working capital. Amounts repaid under our revolving credit facility may be reborrowed to fund our ongoing capital program, potential future acquisitions or for general partnership purposes.

Affiliates Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are lenders under our revolving credit facility. To the extent we use proceeds from this offering to repay indebtedness under our revolving credit facility, such affiliates may receive proceeds from this offering. Please read “Plan of Distribution” in this prospectus supplement for further information.

At March 31, 2014 we had approximately $150.0 million of borrowings outstanding under our revolving credit facility with a weighted average interest rate of approximately 3.2%. The revolving credit facility matures on May 31, 2017.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. This section should be read in conjunction with the risk factors included under the caption “Tax Risks Relating to Unit Ownership” in our most recent Annual Report on Form 10-K, and with “Tax Considerations” in the accompanying base prospectus, which provides a discussion of the principal federal income tax consequences associated with our operations and the purchase, ownership and disposition of our common units. The following discussion is limited as described under the caption “Tax Considerations” in the accompanying base prospectus.

All prospective unitholders are encouraged to consult with their own tax advisors about the federal, state, local and foreign tax consequences particular to their own circumstances. In particular, ownership of common units by tax-exempt entities, including employee benefit plans and IRAs, and non-U.S. investors raises issues unique to such persons. The relevant rules are complex, and the discussions herein and in the accompanying base prospectus do not address tax considerations applicable to tax-exempt entities and non-U.S. investors, except as specifically set forth in the accompanying base prospectus. Please read “Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

PLAN OF DISTRIBUTION

We have entered into an equity distribution agreement with Citigroup Global Markets Inc., Wells Fargo Securities, LLC and MLV & Co. LLC under which we may offer and sell common units having an aggregate offering price of up to $250,000,000 from time to time through the Sales Agents. We have filed the equity distribution agreement as an exhibit to a Current Report on Form 8-K, which is incorporated by reference in this prospectus. The equity distribution agreement requires that the sales, if any, of common units made under the equity distribution agreement be made by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise as agreed upon by the Sales Agents and us. As Sales Agents, Citigroup Global Markets Inc., Wells Fargo Securities, LLC and MLV & Co. LLC, will not engage in any transactions that stabilize the price of our common units.

Under the terms of the equity distribution agreement, we also may sell common units to each Sales Agent as principal for its own account at a price agreed upon at the time of sale. If we sell common units to a Sales Agent, as principal, we will enter into a separate agreement with such Sales Agent, and we will describe this agreement in a separate prospectus or pricing supplement.

We will designate the maximum amount of common units to be sold through a Sales Agent on a daily basis or otherwise as we and such Sales Agent agree and the minimum price per common unit at which such common units may be sold. Subject to the terms and conditions of the equity distribution agreement, the relevant Sales Agent will use its reasonable efforts to sell on our behalf all of the designated common units. We may instruct the Sales Agents not to sell any common units if the sales cannot be effected at or above the price designated by us in any such instruction. We or any of the Sales Agents may suspend the offering of common units offered by such Sales Agent at any time and from time to time by notifying the other party.

The equity distribution agreement requires that a Sales Agent provide to us written confirmation following the close of trading on the NYSE each day in which common units are sold under the equity distribution agreement by such Sales Agent. Each confirmation will include the number of common units sold on that day, the gross sales proceeds and the net proceeds to us (after regulatory transaction fees, if any, but before other expenses). We will report at least quarterly the number of common units sold through the Sales Agents under the equity distribution agreement, the net proceeds to us (before expenses) and the commissions of the Sales Agents in connection with the sales of the common units.

We will pay each Sales Agent a commission of up to 2.0% of the gross sales price per common unit sold through it as our agent under the equity distribution agreement. We will reimburse the Sales Agents for certain of their expenses.

Settlement for sales of common units will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

If we or any Sales Agent have reason to believe that our common units are no longer an “actively-traded security” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the others and sales of common units pursuant to the equity distribution agreement or any other agreement will be suspended until in our collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The offering of common units pursuant to the equity distribution agreement will terminate with respect to each Sales Agent upon the earlier of (1) the sale of all common units subject to the equity distribution agreement or (2) the termination of the equity distribution agreement by us or by the relevant Sales Agent.

In connection with the sale of the common units on our behalf, Citigroup Global Markets Inc., Wells Fargo Securities, LLC and MLV & Co. LLC each will be deemed to be an “underwriter” within the meaning of the

Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to such Sales Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agents against certain liabilities, including civil liabilities under the Securities Act.

Conflicts of Interest

Citigroup Global Markets Inc., Wells Fargo Securities, LLC, MLV & Co. LLC and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for us and our affiliates, for which they have received and in the future will receive customary compensation and expense reimbursement. Affiliates of Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are lenders under our revolving credit facility. To the extent we use proceeds from this offering to repay indebtedness under our credit facility, such affiliates may receive proceeds from this offering.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the common units offered pursuant to this prospectus. Because FINRA views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules.

Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the sales agent with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the sales agent, is authorized to make any further offer of the securities on behalf of us or the sales agent.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1) if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units offered in this prospectus will be passed upon for us by Ledgewood, P.C., Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Sales Agents by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Atlas Pipeline Partners, L.P. incorporated by reference this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of TEAK Midstream, LLC and subsidiaries as of and for the year ended December 31, 2012, included in the Current Report on Form 8-K/A filed on July 18, 2013 and incorporated by reference in this prospectus, have been audited by Hein & Associates LLP, independent auditor, as stated in its report incorporated by reference herein, and have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

ATLAS PIPELINE PARTNERS, L.P.

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

HAVING AN AGGREGATE OFFERING PRICE OF UP TO

$250,000,000

This prospectus relates to up to $250,000,000 of common units representing limited partner interests that we may offer and issue from time to time. These sales, if any, are expected to be made pursuant to the terms of one or more equity distribution agreements between us and one or more sales agents, which we intend to enter into and file with the Securities and Exchange Commission prior to offering common units hereunder. We may offer and sell common units in amounts, at prices and on terms to be determined by market conditions and other factors at the time of offering.

This prospectus describes only the general terms of these common units and the general manner in which they may be offered. The prospectus supplement will describe the specific manner in which we will offer these common units, and also may add, update or change information contained in this prospectus. The names of any underwriters and the specific terms of a plan of distribution will be stated in the prospectus supplement.

Our common units are listed on the New York Stock Exchange, or the NYSE, under the symbol “APL.” On May 5, 2014, the last reported sale price of our common units on the NYSE was $32.91.

Investing in these securities involves certain risks. You should carefully read and consider the risk factors included in our periodic reports, in any prospectus supplement relating to a specific offering of securities and in other documents that we file with the Securities and Exchange Commission. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated                     , 2014

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration statement, we may sell the common units described in this prospectus in one or more offerings.

Each time we sell common units we will provide a prospectus supplement and, if applicable, a pricing supplement containing specific information about the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement or pricing supplement, you should rely on the information in that prospectus supplement or pricing supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

ii

THE COMPANY

General

We are a publicly-traded Delaware limited partnership formed in 1999 whose common units are listed on the New York Stock Exchange under the symbol “APL.” We are a leading provider of natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States and in the Eagle Ford Shale play in south Texas; a provider of natural gas gathering services in the Appalachian Basin in the northeastern region of the United States; and a provider of natural gas liquids transportation services in the southwestern region of the United States. We conduct our business in the midstream segment of the natural gas industry through two reportable segments: Gathering and Processing; and Transportation, Treating and Other.

Our Organizational Structure

We conduct our operations through, and our operating assets are owned by, our subsidiaries. Our general partner has sole responsibility for conducting our business and managing our operations. Our general partner does not receive any management fee or other compensation in connection with its management of our business apart from its general partner interest and incentive distribution rights, but it is reimbursed for direct and indirect expenses incurred on our behalf. Our principal office is located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, Pennsylvania 15275, telephone number (877) 950-7473. Our website address is www.atlaspipeline.com. The information on our website is not part of this prospectus and you should rely only on the information contained or incorporated by reference in this prospectus when making a decision as to whether or not to invest in the common units.

RISK FACTORS

Investing in our common units involves risk. Before you decide whether to purchase any of our common units, in addition to the other information, documents or reports included or incorporated by reference into this prospectus and any prospectus supplement or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in any prospectus supplement, in our most recent Annual Report on Form 10-K and any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by us subsequent to such Annual Report on Form 10-K, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information, see the section of this prospectus entitled “Where You Can Find More Information.” These risks could materially and adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov or at our website at www.atlaspipelinepartners.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus. All documents that we subsequently file pursuant to Sections 13, 14 or 15(d) of the Exchange Act (other than any portions of the respective filings that were furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules, rather than filed) prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus, including those filed after the date of initial filing of the registration statement of which this prospectus forms a part but prior to its effectiveness.

We are incorporating by reference the following documents that we have previously filed with the SEC (other than any portions of the respective filings that were furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules, rather than filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	our Current Reports on Forms 8-K and 8-K/A filed on July 18, 2013, February 21, 2014, March 11, 2014 and March 17, 2014; and

•	the description of our common units contained in the Registration Statement on Form 8-A/A filed on May 10, 2004.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:

Atlas Pipeline Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(877) 950-7473

Attn: Matthew Skelly

Except as set forth herein, information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain sections of this registration statement contain statements reflecting our views about our future performance and constitute “forward-looking statements” within the meaning of the federal securities laws. We and our representatives may, from time to time, make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to security holders. Generally, the inclusion of the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon, identify statements that constitute forward-looking statements. All statements addressing operating performance of us or any subsidiary, events or developments that we expect or anticipate would occur in the future are forward-looking statements.

These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward-looking statements. Readers should consider the various factors, including those discussed in our most recent annual report under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Critical Accounting Policies and Estimates” and in our Quarterly Reports on Form 10-Q that are on file with the SEC for additional factors that may affect our performance. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update any forward-looking statements as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus, in any accompanying prospectus supplement and in material we file with the SEC. We have not authorized anyone to provide you with information that is different.

We are offering to sell, and seeking offers to buy, the common units described in this prospectus only where offers and sales are permitted. Since information that we file with the SEC in the future will automatically update and supersede information contained in this prospectus or any accompanying prospectus supplement, you should not assume that the information contained in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of such document.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the common units for general partnership purposes unless otherwise specified in the applicable prospectus supplement.

DESCRIPTION OF COMMON UNITS

We describe our common units under the heading “Our Partnership Agreement.” The prospectus supplement relating to the common units offered will state the number of units offered, the initial offering price and the market price, distribution information and any other relevant information.

OUR PARTNERSHIP AGREEMENT

The following is a summary of our partnership agreement, as amended through the date of this prospectus. The limited partnership agreement defines the rights and obligations pertaining to our units.

Organization and Duration

We were formed in May 1999. We will dissolve on December 31, 2098, unless sooner dissolved under the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnership and engaging in any business activity that may be engaged in by our operating partnership or that is approved by our general partner. The operating partnership agreement provides that our operating partnership may, directly or indirectly, engage in:

•	operations as conducted on February 2, 2000, including the ownership and operation of our gathering systems;

•	any other activity approved by our general partner, but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as that term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations described above.

The Units

Common Units. Our common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement.

Preferred Units. Our general partner has designated and created the following series of preferred units: 2006 preferred units, Class B preferred units, Class C preferred units, convertible Class D preferred units, or the Class D preferred units, and 8.25% Class E Cumulative Redeemable Perpetual Preferred Units, or the Class E preferred units. The designations, preferences and relative, participating, optional and other special rights of each such series of preferred units and qualifications and restrictions of each such series of preferred units is set forth in the Certificate of Designation relating to such series.

As of the date of this prospectus, there were 14,098,654 Class D preferred units outstanding, 5,060,000 Class E preferred units outstanding, and no 2006 preferred units, Class B preferred units or Class C preferred units outstanding.

The Class D preferred units pay distributions equal the common equity yield at the time of each quarter’s record date plus 50 basis points for the first two full quarters following their issuance, and increasing 50 basis points for each subsequent semi-annual period for a total of eight full quarters. For the partial quarter during which the Class D preferred units were first issued, and for the first four full quarters thereafter, distributions will be paid in the form of additional Class D preferred units. After the first four full quarterly periods, we will pay distributions in Class D preferred units in cash or a combination of Class D preferred units and cash, at our discretion.

We have the right to convert the Class D Preferred Units, in whole but not in part, beginning one year following their issuance, into common units, subject to customary anti-dilution adjustments. Unless previously converted, all Class D Preferred Units will convert into common units on May 7, 2015. In the event of our liquidation, dissolution or winding up or the sale or other disposition of all or substantially all of our assets, the holders of the Class D Preferred Units are entitled to receive, out of the assets available for distribution to unit holders, prior and in preference to any distribution of any of our assets to the holders of any other existing or subsequently issued units, an amount equal to $29.75 per Class D Preferred Unit plus any unpaid preferred distributions.

The Class E preferred units pay distributions at a rate equal to 8.25% per annum and are listed on the NYSE under the symbol “APLPrE.”

The Class E preferred units rank senior to our common units with respect to the payment of distributions and pari passu with the Class D preferred units. The Class E preferred units have no stated maturity and are not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into common units in connection with a change of control.

At any time on or after March 17, 2019, we may, at our option, redeem the Class E preferred units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. In addition, we may redeem the Class E preferred units following certain changes of control. If we do not exercise this redemption option upon a change of control, then the holders of the Class E preferred units will have the option to convert the units into a number of our common units per Class E preferred unit as set forth in the Class E preferred Unit Certificate of Designation. If we exercise any of our redemption rights relating to the Class E preferred units, the holders of such units will not have the conversion right described above with respect to the units called for redemption.

Limited Voting Rights

Holders of our units have limited voting rights and generally are entitled to vote with respect to the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	our dissolution or reconstitution;

•	our merger;

•	removal of our general partner and election of a successor general partner; and

•	certain amendments to our partnership agreement.

Removal of our general partner requires approval by two-thirds of all outstanding common units, excluding those held by our general partner and its affiliates and any such action must also provide for the election of a successor general partner by at least a majority of the outstanding common units (excluding those held by our general partner and its affiliates). Our partnership agreement permits our general partner generally to make amendments to it that do not materially adversely affect unitholders without the approval of any unitholders.

Cash Distribution Policy

Quarterly Distributions of Available Cash. Our operating partnership is required by the operating partnership agreement to distribute to us, within 45 days of the end of each fiscal quarter, all of its available cash for that quarter. We, in turn, must distribute to our partners all of the “available cash” for that quarter. Such distributions are to be made within 45 days after the end of each quarter to holders of record on the applicable record date.

“Available cash” generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter, plus additional cash on hand, as of the date available cash is determined, resulting from borrowings for working capital purposes made subsequent to the end of the relevant fiscal quarter, less cash reserves that our general partner determines are appropriate to provide for our operating costs, including capital expenditures, and to provide funds for distributions to the partners, including distributions to holders of our preferred units, for any one or more of the next four quarters.

Distributions of Available Cash from Operating Surplus. Cash distributions are characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed to unitholders relative to our general partner.

Operating surplus means:

•	cash and certain cash receipts (as specified in the partnership agreement), less

•	all of our operating expenses, debt service payments, maintenance costs, capital expenditures and reserves established for future operations.

Capital surplus means capital generated only by borrowings other than working capital borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business.

We treat available cash distributed from any source as distributed from operating surplus until the sum of all available cash distributed since we began operations equals our total operating surplus from the date we began operations until the end of the quarter immediately preceding the distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. We treat any excess available cash, irrespective of its source, as distributed from capital surplus, which represents a return of capital for unitholders, and we distribute it accordingly. For a discussion of distributions of capital surplus, see “—Distributions from Capital Surplus” below.

We distribute available cash from operating surplus for any quarter in the following manner:

•	first, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed $0.42 for each outstanding common unit, which we refer to as the minimum quarterly distribution; and

•	after that, in the manner described in “—Incentive Distribution Rights” below.

The 2% allocation of available cash from operating surplus to our general partner includes our general partner’s percentage interest in distributions from us and our operating partnership on a combined basis.

Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

•	any net increase in working capital borrowings during that period and

•	any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

and plus:

•	any net decrease in working capital borrowings during that period and

•	any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Operating surplus generated during a period is equal to the difference between:

•	the operating surplus determined at the end of that period and

•	the operating surplus determined at the beginning of that period.

Incentive Distribution Rights. By “incentive distribution rights” we mean our general partner’s right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after we have made the minimum quarterly distributions and we have met specified target distribution levels, as described below. Our general partner may transfer its incentive distribution rights separately from its general partner interest without the consent of the unitholders.

We make incentive distributions to our general partner for any quarter in which we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution plus amounts necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units. If this condition is satisfied, the remaining available cash will be distributed as follows:

•	first, 85% to all units, pro rata, and 15% to our general partner, until each unitholder has received a total of $0.52 per unit for that quarter;

•	second, 75% to all units, pro rata, and 25% to our general partner, until each unitholder has received a total of $0.60 per unit for that quarter; and

•	after that, 50% to all units, pro rata, and 50% to our general partner.

The distributions to our general partner that exceed its aggregate 2% general partner interest represent the incentive distribution rights. After the holders of the incentive distribution rights have received an aggregate of $7.0 million with respect to those rights in any quarter, they will not be entitled to further distributions with respect to those rights until the amount distributable to the holders of the incentive distribution rights, but for the application of this provision, would have been $10.75 million.

Distributions from Capital Surplus. We distribute available cash from capital surplus in the following manner:

•	first, 98% to all units, pro rata, and 2% to our general partner, until each common unit has received distributions equal to $13.00 per unit; and

•	after that, we will distribute all available cash from capital surplus, as if it were from operating surplus.

When we make a distribution from capital surplus, we will treat it as if it were a repayment of your investment in your common units. For these purposes, the partnership agreement deems the investment to be $13.00 per common unit, which is the unit price from our initial public offering, regardless of the price you actually pay for your common units in this offering. To reflect this repayment, we will reduce the amount of the minimum quarterly distribution and the distribution levels at which our general partner’s incentive distribution rights begin, which we refer to in this prospectus as “target distribution levels,” by multiplying each amount by a fraction, determined as follows:

•	the numerator is $13.00 less all distributions from capital surplus including the distribution just made, and

•	the denominator is $13.00 less all distributions from capital surplus excluding the distribution just made.

We refer to the initial public offering price of $13.00 per common unit, less any distributions from capital surplus and any distributions in connection with our dissolution or liquidation, as the “unrecovered unit price.”

After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 48% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust each of the following upward or downward, as appropriate, if any combination or subdivision of units occurs:

•	the minimum quarterly distribution,

•	the target distribution levels,

•	the unrecovered unit price,

•	the number of common units issuable upon conversion of the subordinated units, and

•	other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price of the common units to 50% of their initial levels.

We will not make any adjustment for the issuance of additional common units for cash or property.

We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us or our operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

•	the minimum quarterly distribution and each of the target distribution levels multiplied by

•	one minus the sum of:

•	the highest marginal federal income tax rate that could apply if the partnership or operating partnership were taxed as a corporation, plus

•	the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from such legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, resulting in combined income tax rates of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

Distributions of Cash Upon Liquidation. When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and adjust the partners’ capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and our general partner in accordance with their capital account balances, as so adjusted.

We maintain capital accounts in order to ensure that the partnership’s allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner’s capital account also determines how much cash or other property the partner will receive on liquidation of the partnership. A partner’s capital account is credited with (increased by) the following items:

•	the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and

•	the partner’s share of “book” income and gain (including income and gain exempt from tax).

A partner’s capital account is debited with (reduced by) the following items:

•	the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and

•	the partner’s share of loss and deduction (including some items not deductible for tax purposes).

Partners are entitled to liquidating distributions in accordance with their capital account balances.

Upon our liquidation, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common units, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered unit price, and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs.

•	third, 85% to all units, pro rata, and 15% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the $0.52 target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence less

•	the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the units, pro rata, and 15% to our general partner for each quarter of our existence;

•	fourth, 75% to all units, pro rata, and 25% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the $0.60 target distribution per unit over the $0.52 target distribution per unit for each quarter of our existence less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the units, pro rata, and 25% to our general partner for each quarter of our existence; and

•	after that, 50% to all units, pro rata, and 50% to our general partner.

Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

•	first, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	after that, 100% to our general partner.

In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property. We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests, our distributions of property, or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner’s capital account balances if we had not made any earlier positive adjustments to the capital accounts.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of our partnership agreement, and to make consents and waivers under our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

So long as a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined that a limited partner participated in the control of our business, then the limited partner could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend only to persons who transact business with us who reasonably believe that the limited partner is a general partner. However, what constitutes participating in the control of a limited partnership’s business has not been clearly established in all states. If it were determined, for example, that the right, or exercise of a right, by the limited partners to:

•	remove our general partner,

•	approve some amendments to our partnership agreement, or

•	take other action under our partnership agreement

constituted participation in the control of our business, then limited partners could be held liable for our obligations to the same extent as our general partner.

Under the Delaware Act, we cannot make a distribution to a partner if, after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property, exceed the fair value of our assets. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which he could not ascertain from our partnership agreement.

The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnership or otherwise, conducting business in any state under the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner. We operate in a manner our general partner considers reasonable and appropriate to preserve the limited liability of the limited partners.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except that the following fees must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of cash distributions.

We have agreed to indemnify the transfer agent, its agents and each of their particular shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in its capacity as our transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

The transfer agent will not record a transfer of common units, and we will not recognize the transfer, unless the certificates representing the units are surrendered and the transferee executes and delivers a transfer application. The form of transfer application appears on the reverse side of the certificates representing the common units. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and, if one is ever appointed, our liquidator, as specified in our partnership agreement; and

•	makes the waivers and gives the consents contained in our partnership agreement.

An assignee will become a substituted limited partner as to the transferred common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver the transfer applications. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to the rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner. A purchaser or transferee of common units who does not execute and deliver a transfer application will have only

•	the right to assign the common units to a purchaser or other transferee and

•	the right to transfer the right to seek admission as a substituted limited partner.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

•	cash distributions or federal income tax allocations unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and

•	may not receive federal income tax information or reports furnished to record holders of common units.

The transferor of common units must provide the transferee with all information necessary to transfer the common units. The transferor will not be required to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See “—Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations, even if either of us has notice of an attempted transfer.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests, debt and other securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. We have funded, and will likely continue to fund, acquisitions through the issuance of additional common units or other equity securities and debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner must make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in our operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which it may withhold in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed in “—No Unitholder Approval” below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments. No amendment may be made that would:

•	change the percentage of outstanding units required to take partnership action, unless approved by the affirmative vote of unitholders constituting at least the voting requirement sought to be reduced;

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

•	change our term;

•	provide that we are not dissolved upon the expiration of our term or upon an election to dissolve us by our general partner that is approved by holders of a majority of the units of each class; or

•	give any person the right to dissolve us other than our general partner’s right to dissolve us with the approval of holders of a majority of the units of each class.

The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding common units.

No Unitholder Approval. Our general partner may amend our partnership agreement, without the approval of the unitholders, to:

•	change our name, the location of our principal place of business, our registered agent or registered office;

•	reflect the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	qualify us or continue our qualification as a limited partnership under the laws of any state or to ensure that neither we nor our operating partnership will be taxed as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	prevent us or our general partner, or its directors, officers, agents or trustees, from being subject to the provisions of the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974;

•	authorize additional limited or general partner interests;

•	reflect changes required by a merger agreement that has been approved under the terms of our partnership agreement;

•	permit us to form or invest in any entity, other than the operating partnership, permitted by our partnership agreement;

•	change our fiscal year or taxable year; and

•	make other changes substantially similar to any of the matters described above.

In addition, our general partner may amend our partnership agreement, without the approval of the unitholders, if those amendments:

•	do not adversely affect the limited partners in any material respect;

•	are necessary to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary to facilitate the trading of limited partner interests or to comply with any rule or guideline of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

•	are necessary for any action taken by our general partner relating to splits or combinations of units; or

•	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Except in the case of the amendments described above under “—No Unitholder Approval,” amendments to our partnership agreement will not become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner or cause us or our operating partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Subject to obtaining the opinion of counsel, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected.

Merger, Sale or Other Disposition of Our Assets

Our general partner may not, without the prior approval of holders of a majority of the outstanding common units, cause us to sell, exchange or otherwise dispose of all or substantially all of our assets, including by way of merger, consolidation or other combination, or approve on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating partnership. However, our general partner may, without any consent of the other unitholders, mortgage or otherwise grant a security interest in all or substantially all of our assets or sell all or substantially all of our assets under a foreclosure. Furthermore, provided that conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our and their assets to, a newly formed entity if the sole purpose of that merger or conveyance changes our legal form into another limited liability entity.

The unitholders are not entitled to dissenters’ rights of appraisal in the event of a merger, consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue until December 31, 2098, unless terminated sooner upon:

•	the election of our general partner to dissolve us, if approved by the holders of a majority of the outstanding common units;

•	the sale, exchange or other disposition of all or substantially all of our assets and those of our operating partnership and our respective subsidiaries;

•	the entry of a decree of judicial dissolution of us; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than the transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a majority of the common units may also elect, within specific time limitations, to reconstitute us by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the common units subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither we, the reconstituted limited partnership, nor the operating partnership would be taxed as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Unless we are reconstituted and continue as a new limited partnership, upon our liquidation a liquidator will be selected to liquidate our assets and apply the proceeds of the liquidation as described in “—Cash Distribution

Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days’ written notice. Our general partner may also sell or otherwise transfer all of its general partner interests in us without the approval of the unitholders as described below under “—Transfer of General Partner Interest and Incentive Distribution Rights.” Upon withdrawal, we must reimburse our general partner for all expenses incurred by it on our behalf or allocable to us in connection with operating our business.

If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interests in us, the holders of a majority of the common units (excluding those held by our general partner and its affiliates) may elect a successor to the withdrawing general partner. If, prior to the effective date of such withdrawal, a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within 90 days after that withdrawal the holders of a majority of the common units agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal is also subject to the approval of a successor general partner by the vote of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates. If our general partner is removed under circumstances where cause does not exist and does not consent to that removal, our general partner will have the right to convert its general partner interests and incentive distribution rights into common units or to require the successor general partner to purchase those interests for a cash payment equal to the fair market value of such interests. If our general partner withdraws without a violation of our partnership agreement, our general partner will have the right to require the successor general partner to purchase its general partner interests and incentive distribution rights for a cash payment equal to the fair market value of those interests.

In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If they cannot reach an agreement, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the purchase option is not exercised by either the departing general partner or the successor general partner, the general partner interests and incentive distribution rights will automatically convert into common units pursuant to a valuation of an independent expert selected in the manner described above. The successor general partner must indemnify the departing general partner (or its transferee) from all of our debt and liabilities arising on or after the date on which the departing general partner becomes a limited partner as a result of the conversion. Except for this limited indemnity right and the right of the departing general partner to receive distributions on its common units, no other payments will be made to our general partner after withdrawal.

Our partnership agreement defines “cause” as existing where a court has rendered a final, non-appealable judgment that our general partner has committed fraud, gross negligence or willful or wanton misconduct in its capacity as general partner.

Withdrawal or removal of our general partner as our general partner also constitutes its withdrawal or removal as the general partner of our operating partnership.

Transfer of General Partner Interest and Incentive Distribution Rights

Our general partner may transfer all or any part of its general partner interest without obtaining the consent of the unitholders. As a condition to the transfer of a general partner interest, the transferee must assume the rights and duties of the general partner to whose interest it has succeeded, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner’s interest in our operating partnership and agree to be bound by the provisions of the partnership agreement of our operating partnership.

The members of our general partner may sell or transfer all or part of their interest in our general partner to an affiliate without the approval of the unitholders.

Our general partner or any holder may transfer its incentive distribution rights to another person without the prior approval of the unitholders. However, the transferee must agree to be bound by the provisions of our partnership agreement. Our general partner has the authority, but is not required, to adopt reasonable restrictions on the transfer of incentive distribution rights.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Pipeline Partners GP, LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. In addition, the removal of our general partner under circumstances where cause does not exist and our general partner does not consent to that removal has the adverse consequences described under “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time not more than 20% of the outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date selected by our general partner on at least 10 but not more than 60 days’ notice.

The purchase price will be the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices for the 20 trading days immediately prior to the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

Except as described above under “—Change of Management Provisions,” unitholders or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the same number of units as would be necessary to take the action at a meeting at which all limited partners where present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Except as described above under “—Change of Management Provisions,” each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See “—Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner.

We or the transfer agent will deliver any notice, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement to the record holder.

Status as Limited Partner or Assignee

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner sharing in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. See “—Meetings; Voting.” We will not treat transferees who do not execute and deliver a transfer application as assignees or as record holders of common units, and they will not receive cash distributions, federal income tax allocations or reports furnished to record holders. See “—Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at a price equal to the average of the daily closing prices for the 20 trading days immediately prior to the redemption date. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for it, or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, then the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner or the operating partnership or any affiliate of a general partner, any departing general partner or the operating partnership; or

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Our indemnification obligation arises only if the indemnified person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, our best interests. With respect to criminal proceedings, the indemnified person must not have had reasonable cause to believe that the conduct was unlawful.

Any indemnification under these provisions will be only out of our assets. Our general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. The partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

Our general partner keeps appropriate books on our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements. Except for our fourth quarter, we also furnish or make available summary financial information, including unaudited financial statements and other information required by law, within 90 days after the close of each quarter.

We furnish each record holder information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We expect to furnish information in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. We will furnish every unitholder with information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	other information regarding our affairs that is just and reasonable.

Our general partner may keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreement with third parties to keep confidential.

TAX CONSIDERATIONS

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Ledgewood, P.C., tax counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not address on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge you to consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of the ownership or disposition of units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Ledgewood and are based on the accuracy of the representations made by us.

We have not received, and will not request, a ruling from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Ledgewood. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Ledgewood has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Disposition of Units—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in its partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “qualifying income exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Ledgewood is of the opinion that at least 90% of our current gross income constitutes qualifying income.

We have not received, and will not seek, a ruling from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Ledgewood that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Ledgewood has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Ledgewood has relied are:

•	Neither we nor our operating partnership or any operating subsidiary has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Ledgewood has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Ledgewood’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is also of the opinion, based upon and in reliance upon those same representations set forth under “—Partnership Status,” that

•	assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to such units for federal income tax purposes. See “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income. We do not pay any federal income tax. Instead, each unitholder is required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to our unitholders although we have made no cash distribution to them. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending with or within his or her taxable year.

Treatment of Distributions. Our distributions generally will not be taxable for federal income tax purposes to the extent of a unitholder’s tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of that tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See “—Limitations on Deductibility of Our Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in our common units, if the distribution reduces his or her share of our “unrealized receivables,” including depreciation recapture, or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, known collectively as “Section 751 assets.” To that extent, a unitholder will be treated as having been distributed his or her proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of:

•	the non-pro rata portion of that distribution over

•	his or her tax basis for the share of Section 751 assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions. In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary which caused a corresponding reduction in the amount of taxable income allocable to us. Since these special allocations increased our general partner’s capital account, the distribution it would receive upon our liquidation will be increased and distributions to unitholders would be correspondingly reduced. It is possible that upon liquidation common unitholders will recognize taxable income in excess of liquidation distributions.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20%. In addition, there is a 3.8% Medicare tax on certain investment income earned by individuals. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. The tax will be imposed on the lesser of (1) the unitholder’s net income from all of its investments, or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly), $125,000 (if the unitholder is married and filing separately), and $200,000 (for all others).

Alternative Minimum Tax. Although we do not expect to generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax.

Basis of Common Units. A unitholder’s initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him or her, by his or her share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Our Losses. The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder that is subject to the “at risk” rules (for example, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or your investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” As noted, a unitholder’s share of our net passive income will be treated as investment income for this purpose. In addition, a unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deductions. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to it to the extent of these distributions. See “—Ratio of Taxable Income to Distributions.” If we have a net loss for the entire year, the amount of that loss will generally be allocated first to our general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

As required by the Internal Revenue Code some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner referred to in this discussion as “contributed property,” and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of this offering. The effect of these allocations to a unitholder purchasing common units will be essentially the same as if the tax basis of our assets were equal to their fair market value as of the date of this prospectus. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Ledgewood is of the opinion that, with the exception of the issues described in “—Disposition of Units—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be recognized for federal income tax purposes in determining a partner’s share of an item of our income, gain, loss or deduction.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders and our general partner. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event he could file a claim for credit or refund.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of ownership of those units. If so, the unitholder would no longer own units for federal income tax purposes during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

•	any cash distributions we make to that unitholder with respect to those units would be fully taxable; and

•	all of those distributions would appear to be treated as ordinary income.

Unitholders desiring to assure ownership of their units for tax purposes and avoid these consequences should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also “—Disposition of Units—Recognition of Gain or Loss.” Because the IRS has not announced the results of its study and there is no authority addressing the treatment of short sales of partnership interests, Ledgewood is unable to opine on the treatment of such short sales.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the accrual method of accounting and the tax year ending December 31 for federal income tax purposes. Each unitholder must include in income his or her share of our income, gain, loss and deduction for our taxable year(s) ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31, and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year, must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to report income for his or her taxable year for his or her share of more than one year of our income, gain, loss and deduction.

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by our general partner and the unitholders. See “—Tax Treatment of Unitholders—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we acquire or construct is depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to our property may be required to recapture those deductions as ordinary income upon a sale of his units. See “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

Uniformity of Units. We must maintain economic and tax uniformity of the units to all holders. A lack of tax uniformity can result from a literal application of Treasury Regulation Sections 1.167(c)-1(a)(6) and 1.197-2(g)(3). Any resulting non-uniformity could have a negative impact on the value of the common units by reducing the tax deductions available to a purchaser of units. See “—Disposition of Units—Section 754 Election.”

We intend to continue to depreciate or amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property in a way that will avoid non-uniformity of tax treatment among unitholders. See “—Disposition of Units—Section 754 Election.” If we determine that this position cannot reasonably be taken, we may adopt a different position in an effort to maintain uniformity. This could result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. The IRS may challenge any method of depreciating the Section 743(b) adjustment we adopt. If such a challenge were made and sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See “—Disposition of Units—Recognition of Gain or Loss.”

Valuation of Our Properties. The federal income tax consequences of the ownership and disposition of units depends in part on our estimates of the relative fair market values of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many of the relative fair market value estimates ourselves. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to such adjustments.

Disposition of Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Should the IRS successfully contest our method of depreciating or amortizing the Section 743(b) adjustment, described under “—Disposition of Units—Section 754 Election,” attributable to contributed property, a unitholder could realize additional gain from the sale of units than had our method been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Due to the lack of final regulations, Ledgewood is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%, plus a 3.8% Medicare tax. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on that sale. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will not be able to select high or low basis common units to sell, as would be the case with corporate stock, but may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. Our taxable income and losses are determined annually, prorated on a monthly basis and apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction accrued after the date of transfer.

The use of this method may not be permitted under existing Treasury regulations. Accordingly, Ledgewood is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury regulations.

A unitholder who owns units at any time during a quarter and who disposes of them before the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components:

•	his or her share of our tax basis in our assets (“common basis”) and

•	his or her Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have), a portion of the adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), an adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. A literal application of these different rules result in lack of uniformity. Under our partnership agreement, our general partner is authorized to adopt a position intended to preserve the uniformity of units even if that position is not consistent with the Treasury Regulations. See “—Tax Treatment of Operations—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property previously contributed to us, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property. If this contributed property is not amortizable, we will treat that portion as non-amortizable. This method is consistent with the regulations under Section 743. This method, however, is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment exceeds that amount, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a different position which could result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. See “—Tax Treatment of Operations—Uniformity of Units.”

The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to allocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

A Section 754 election is advantageous if the transferee’s tax basis in his or her units is higher than the units’ share of the aggregate tax basis of our assets immediately before the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his or her units is lower than the units’ share of the aggregate tax basis of our assets immediately before the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Dissolutions and Terminations

Upon our dissolution, our assets will be sold and any resulting gain or loss will be allocated among our general partner and the unitholders. See “—Tax Consequences of Unit Ownership—Allocation of Income, Gain Loss and Deductions.” We will distribute all cash to our general partner and unitholders in liquidation in accordance with their positive capital account balances. See “Our Partnership Agreement—Cash Distribution Policy—Distributions of Cash on Liquidation” in the accompanying prospectus.

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year might result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. See “—Tax Treatment of Operations—Accounting Method and Taxable Year.” We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and thus will be taxable to that unitholder.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. The American Jobs Creation Act of 2004 generally treats income from the ownership of a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. Accordingly, we anticipate that all of our income will be treated as qualified income to a regulated investment company.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of our units. As a consequence they will be required to file federal tax returns reporting their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income that is effectively connected with the conduct of a United States trade or business and which is allocable to foreign partners. Under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate on cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN in order to obtain credit for the taxes withheld.

Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in its “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures. We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which is generally not reviewed by counsel, we take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those accounting and reporting positions will yield a result that conforms with the requirements of the Internal Revenue Code, regulations, or administrative interpretations of the IRS. We also cannot assure you that the IRS will not successfully contend in court that those accounting and reporting positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. The partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. See “Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the Internal Revenue Code:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described below at “Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction allocated to unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the current valuation, the penalty imposed increases to 40%.

Registration as a Tax Shelter. We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 99344000008. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with a new reporting regime. However, IRS Form 8271, as revised after the American Jobs Creation Act, nevertheless requires a unitholder to continue to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder claims any deduction, loss or other benefit, or reports any income, with respect to our common units. The IRS also appears to take the position that a unitholder who sells or transfers our common units after the American Jobs Creation Act must continue to provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his or her investment in us. We currently own property or do business in Arkansas, Kansas, Louisiana, Oklahoma, Tennessee and Texas. Each of these states, except Texas, currently imposes a personal income tax. We may also own property or do business in other states in the future. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “—Tax Consequences of Ownership—Entity-Level Collections.” Based on current law and our anticipated future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his or her investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him or her. Ledgewood has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment by Employee Benefit Plans

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether, in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

•	the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company,” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because we satisfy the first requirement above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. See “— Partnership Status.” Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in our units.

The administration’s budget proposal for fiscal year 2015 includes provisions that would, among other things, eliminate or reduce certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs and certain environmental clean-up costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

PLAN OF DISTRIBUTION

We intend to enter into one or more equity distribution agreements under which we may offer and sell common units having an aggregate offering price of up to $250,000,000 from time to time through one or more sales agents. We will file any such equity distribution agreement as an exhibit to a Current Report on Form 8-K, which will be incorporated by reference in this prospectus. The sales, if any, of common units made under any equity distribution agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise as agreed upon by the sales agent(s) and us. We expect that sales agents will not engage in any transactions that stabilize the price of our common units.

We also may sell common units to one or more sales agents as principal for their respective accounts at a price agreed upon at the time of sale. If we sell common units to a sales agent, as principal, we may enter into a separate agreement with such sales agent, and we will describe any such agreement in a separate prospectus or pricing supplement.

The names of any underwriters and the specific terms of a plan of distribution will be will be stated in a prospectus supplement, and a prospectus supplement also may update or change the plan of distribution contained in this prospectus.

In connection with the sale of the common units on our behalf, sales agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation paid to such sales agents may be deemed to be underwriting commissions or discounts.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities being offered hereby is being passed upon for us by Ledgewood, P.C.

EXPERTS

The consolidated audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Atlas Pipeline Partners, L.P. incorporated by reference in this Prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of TEAK Midstream, LLC and subsidiaries as of and for the year ended December 31, 2012, included in the Current Report on Form 8-K/A filed on July 18, 2013 and incorporated by reference in this Prospectus, have been audited by Hein & Associates LLP, independent auditors, as stated in their reports incorporated by reference herein, and have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.

ATLAS PIPELINE PARTNERS, L.P.

Common Units

Representing Limited Partner Interests

Having an Aggregate Offering Price of Up to

$250,000,000

PROSPECTUS SUPPLEMENT

May 14, 2014

Citigroup

Wells Fargo Securities

MLV & Co.